August 27, 2012

Via E-mail and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:  FlatWorld Acquisition Corp.

Schedule TO-I filed July 30, 2012

Schedule TO-I/A filed July 31, 2012

Schedule TO-I/A filed August 2, 2012

Schedule TO-I/A filed August 20, 2012

File No. 005-85805

Dear Mr. Woody:

FlatWorld Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”), hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 24, 2012, regarding our filings set forth above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. All references to specific paragraph, pages and captioned sections are to our Amended and Restated Offer to Purchase, dated August 20, 2012 (the “A&R OTP”) that we included as exhibit (a)(1)(F) to our Schedule TO-I/A filed on August 20, 2012, and references to item numbers are to Amendment No. 4 to our Schedule TO-I (the “Amended TO”) enclosed herewith, which reflects all changes to the A&R OTP.

Schedule TO-I/A filed August 20, 2012

Exhibit 99(A)(1)(F) - Offer to Purchase

Will the Ordinary Shares be listed on a Stock Exchange following the Merger?, page 10

1.   Refer to comment 7 in our letter dated August 14, 2012 and your response, including the revised disclosure on page 10 of the amended offer to purchase. Please expand to very generally describe the “recent rule changes” at the Exchanges that are preventing you from listing the ordinary shares for one year after the merger, and (if not apparent from that description) why you will believe you will satisfy the listing standards of the Exchanges thereafter.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 1 thereunder, which modifies page 10 of the A&R OTP.

Risk Factors, page 14

Certain actions by the U.S. Federal Reserve could cause a flattening of the yield curve…, page 23

2.   Please expand this risk factor to specifically discuss the net losses that Orchid Island has suffered in 2012, which you indicate on page 130 and in the merger slides were partially due to Fed actions.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b)(1) thereunder, which modifies pages 23 and 24 of the A&R OTP.

The Transaction, page 47

3.   We note your disclosure that Bimini Capital has generated a 26.8% annualized return on invested capital and a cumulative return on invested capital of 143.3% since the inception of its investment strategy. Please revise throughout to clarify that the returns disclosed include returns on Orchid Island’s portfolio.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Items 11(b)(2) and 11(b)(7) thereunder, which modify pages 49 and 116, respectively, of the A&R OTP.

4.   Please tell us how you calculate “return on invested capital,” explain why you use this measure for Bimini but ROE for Orchid, and tell us why you believe ROIC is a balanced and comprehensive measure of performance. We note for example it is the sole metric used to highlight performance on slide 10 of the merger presentation. In addition, given that after the acquisition Orchid intends to distribute as dividends all or substantially all of its taxable income, please also disclose the ROIC without assuming reinvestment of prior period returns.

As disclosed in footnote (1) on page 116 of the A&R OTP, return on invested capital (“ROIC”) for Bimini Capital is calculated by dividing (i) the sum of (A) net interest income, before interest on junior subordinated notes (which equals the difference between interest income and interest expense on Bimini Capital's Agency RMBS portfolio), and (B) gains/losses on mortgage-backed securities by (ii) invested capital. Invested capital consists of the sum of: (i) mortgage-backed securities — pledged to counterparties (less repurchase agreements and unsettled security transactions), (ii) mortgage-backed securities — unpledged (which consists of unpledged pass-through Agency RMBS and structured Agency RMBS less any unsettled Agency RMBS), (iii) cash and cash equivalents and (iv) restricted cash.

We believe ROIC provides the most balanced and comprehensive means to measure the performance of Bimini Capital’s Agency RMBS portfolio because it excludes the legacy operations of Bimini Capital's subsidiary, Opteum Financial Services, LLC (“OFS”), formerly an originator of residential mortgage loans. The ROIC calculation is based on the actual capital invested in Bimini Capital’s Agency RMBS portfolio (including cash and cash equivalents and restricted cash that could be used to satisfy margin calls) instead of overall stockholders’ equity, which takes into account Bimini Capital’s accumulated deficit (including the deficit associated with the legacy operations of OFS) and other factors unrelated to the portfolio. Further, Bimini Capital has assets and liabilities unrelated to Orchid Island such as the assets and liabilities from the legacy operations of OFS and the investment in its office building and interest expense associated with Bimini Capital’s junior subordinated notes which do not exist at Orchid Island. Since our presentation attempts to focus investors’ attention on the performance of Bimini Capital’s Agency RMBS portfolio, we attempted to present the return data that reflected returns from such investments only and isolated the return data from unrelated investments and expenses.  Since only a portion of Bimini Capital’s capital is allocated to portfolio management operations, we believe that ROIC represented the most balanced and comprehensive measure of Bimini Capital’s portfolio performance.

FlatWorld’s board considered Orchid Island’s return on equity metric as more useful than return on invested capital because (i) unlike Bimini Capital, Orchid Island’s entire capital is allocated for investments in Agency RMBS, (ii) return on equity assesses the profitability of a company (including operating expenses), and is generally considered a good indicator of investment returns to public shareholders, and (iii) return on equity is widely used by public companies and research analysts.

Assuming no reinvestment of prior period returns, Bimini Capital's annualized ROIC is 24.9% and its cumulative ROIC is 93.3% since the inception of the current investment strategy in the third quarter of 2008 through the first quarter of 2012.  These ROIC calculations are derived by annualizing the average and adding, respectively, the Quarterly Return on Invested Capital as presented on page 116.  We have revised the disclosure in the Amended TO in accordance with the Staff’s comment to add ROIC assuming no reinvestment of any prior period returns, as set forth in Items 11(b)(2), 11(b)(4) and 11(b)(7) of the Amended TO, which modify pages 49 and 116 of the A&R OTP.

5.   Please also disclose ROE data based on net income without adjustments for unrealized gains/losses or changes in fair value.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b)(6) thereunder, which modifies footnotes beginning on page 51 of the A&R OTP.

6.   We note your disclosure that FlatWorld’s directors reviewed financial data for other public companies that invest in agency MBS. Please identify the other public companies that were reviewed and briefly describe any other factors that were taken into account in their selection other than their investment focus. Furthermore, to the extent that public companies that invest in agency MBS were not included in the board's review, please identify such companies and explain why they were excluded.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b)(3) of the Amended TO, which modifies page 50 of the A&R OTP.

7.   We note your response to comment 19 in our letter dated August 14, 2012 regarding your tabular presentation of projected financial information. Please revise your disclosure to include similar information regarding the pro forma interest income and interest expenses line items as you have in your response.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b)(6) of the Amended TO, which modifies pages 50, 51 and 52 of the A&R OTP.

8.   We note that in two places on page 50 you have directed investors not to rely on the disclosure you have provided. Please remove these and any other statements that advise investors not to rely on your disclosure. Please note that we do not object to cautionary language regarding the source of the disclosure or the need for investors to consider in proper context.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Items 11(b)(3) and 11(b)(5) of the Amended TO, which modify page 50 of the A&R OTP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island

Portfolio, page 130

9.   We note your response to comment 26 in our letter dated August 14, 2012. Given that the operations of Orchid Island are based on a net interest margin, please present a tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented. In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate.

We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 11(b)(8) of the Amended TO, which modifies page 130 of the A&R OTP.

FlatWorld Acquisition Corp. and Orchid Island

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Three Months Ended March 31, 2012, page 150

10. We note your response to comment 31 in our letter dated August 14, 2012. Please tell us why you have included an adjustment to interest expense for the same amount; it would appear that such adjustment would relate to net interest income, not interest expense. Please advise.

As correctly pointed out by the Staff, the adjustment was not relating to interest expense. The $(11,419) adjustment on the “Interest expense” line was a typographical error, and should instead be as the sub total of the adjustments on the “Net interest income” line. The typographical error has been corrected. We have revised the disclosure in the Amended

TO in accordance with the Staff’s comment, as set forth in Items 10(b)(1) and 10(b)(2) of the Amended TO, which modify page 155 of the A&R OTP.

Exhibit 99(A)(5)(D) - Merger Presentation

11. We note your response to comment 36 in our letter dated August 14, 2012. Please revise slide 4 to also show the $10.26 implied share value disclosed on pages 50 and 51 of the offer to purchase.

We have revised the disclosure on slide 4 in accordance with the Staff’s comment.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Douglas S. Ellenoff, Esq. or Asim Grabowski-Shaikh at (212) 370-1300.

Very truly yours,

FLATWORLD ACQUISITION CORP.

By: /s/ Jeffrey A. Valenty____________

           Jeffrey A. Valenty

cc:  Ellenoff Grossman & Schole LLP

          Hunton & Williams LLP